OneConnect Financial Technology Co., Ltd.

21/24F, Ping An Finance Center, No. 5033 Yitian Road

Futian District, Shenzhen, Guangdong, 518000

The People’s Republic of China

July 5, 2024

VIA EDGAR

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: OneConnect Financial Technology Co., Ltd. (the “Company”)

Form 20-F for the year ended December 31, 2023 (“FY 2023 20-F”)

File No. 001-39147

Dear Ms. Ebbertt and Ms. Collins:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2024 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2023 20-F. Simultaneously with the transmission of this letter, the Company is filing via EDGAR amendment No. 1 to FY 2023 20-F (the “Amendment”), responding to the Staff’s comment.

Form 20-F for the year ended December 31, 2023

General

1.	Please amend your Form 20-F to revise the certifications filed as Exhibit 12.1 and 12.2 to refer to the certifying officers’ responsibility for establishing and maintaining both disclosure controls and procedures and internal control over financial reporting, as defined in Exchange Act Rules 13a-14(a) or 15d-14(a).

In response to the Staff’s comment, the Company has revised Exhibits 12.1 and 12.2 (together, “Exhibits”) to refer to the certifying officers’ responsibility for establishing and maintaining both disclosure controls and procedures and internal control over financial reporting, as defined in Exchange Act Rules 13a-14(a) or 15d-14(a). Such Exhibits are filed as exhibits to the Amendment.

If you have any questions regarding the FY 2023 20-F, please contact Mr. Yongtao Luo, the Chief Financial Officer of OneConnect Financial Technology Co., Ltd., by telephone at (86) 21 38638706 or via e-mail at LUOYONGTAO001@ocft.com.

Very truly yours,

By:	/s/ Yongtao Luo
Name: Yongtao Luo
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP